SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

CVR Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

12662P108
(CUSIP Number)

Jesse A. Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

On January 17, 2019, the Issuer announced that, on such date, (1) CVR Refining GP, LLC (the “General Partner”), the general partner of CVR Refining, LP (the “Partnership”) and an indirect wholly-owned subsidiary of the Issuer, has assigned to the Issuer its right pursuant to Section 15.1(a) of the Partnership’s First Amended and Restated Agreement of Limited Partnership, as amended (the “Limited Partnership Agreement”) to purchase all of the issued and outstanding common units representing limited partner interests in the Partnership (the “Common Units”) not already owned by the General Partner or its affiliates (the “Call Right”) and (2) the Issuer has elected to exercise such Call Right and purchase all of the issued and outstanding Common Units not already owned by the General Partner or its affiliates for a cash purchase price, determined in accordance with the Limited Partnership Agreement, of $10.50 per unit (the “Call Price”), or $240,545,865 in the aggregate.

Also on January 17, 2019, the Issuer entered into a purchase agreement (the “Purchase Agreement”) with American Entertainment Properties Corp. (“AEP”) and Icahn Enterprises Holdings L.P. (“IEP”), pursuant to which, on January 29, 2019, all of the Common Units held by AEP and IEP will be purchased by the Issuer for a cash price per unit equal to the Call Price, or $60,375,000 in the aggregate.

Item 7.  Material to be Filed as Exhibits

Exhibit No.
1
Purchase Agreement, dated as of January 17, 2019, by and among CVR Energy, Inc., American Entertainment Properties Corp. and Icahn Enterprises Holdings L.P. (incorporated by reference to Exhibit 10.1 to CVR Energy, Inc.’s Current Report on Form 8-K (File No. 001-33492) filed January 17, 2019).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2019

IEP ENERGY LLC
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC. By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

BECKTON CORP. By: /s/ Edward Mattner Name: Edward Mattner Title: Authorized Signatory

/s/ Carl C. Icahn Name: Carl C. Icahn

[Signature Page of Amendment No. 27 to Schedule 13D – CVR Energy, Inc.]